Exhibit 9.01

Contact:

Patricia Baronowski
Pristine Advisers, LLC
(631) 756-2486

EQUUS ANNOUNCES SECOND QUARTER NET ASSET VALUE

HOUSTON, TX – August 19, 2013 – Equus Total Return, Inc. (NYSE: EQS) (the “Fund” or “Equus”) reports net assets as of June 30, 2013, of $30.2 million, a decrease of approximately $1.2 million since March 31, 2013. Net assets per share decreased to $2.86 as of June 30, 2013 from $2.97 as of March 31, 2013. Comparative data is summarized below (in thousands, except per share amounts):

As of the Quarter Ended	6/30/2013	3/31/2013	12/31/2012	9/30/2012	6/30/2012
Net assets	$30,167	$31,416	$32,875	$31,664	$33,418
Shares outstanding	10,562	10,562	10,562	10,562	10,562
Net assets per share	$2.86	$2.97	$3.11	$3.00	$3.16

The overall decline in net asset value during the second quarter of 2013 was principally due to one-time settlement expenses, legal fees, and operating expenses of the Fund. Changes in the fair values of the Fund’s portfolio holdings largely consisted of the following:

•	Equus Energy, LLC (“Equus Energy”). The Fund established Equus Energy as a wholly-owned subsidiary in November 2011, investing $250,000 in December 2011. Equus Energy will be used as a platform for energy-related investments, with particular emphasis on oil and gas properties. On December 27, 2012 the Fund invested an additional $6.8 million in Equus Energy, primarily to fund the purchase of working interests in 150 producing and non-producing oil and gas wells, including associated development rights of approximately 23,000 acres situated on 15 separate properties in Texas and Oklahoma.

Equus Energy generated revenue of $600,760 and $1,206,167 during the three and six-months ended June 30, 2013, respectively. Revenue exceeded direct operating expenses by $276,894 and $554,083 for the three and six-months ended June 30, 2013, respectively. After depletion, depreciation, and amortization costs as well as general and administrative expenses, Equus Energy generated net income of $102,108 for the three months ended June 30, 2013 and a net loss of $130,296 for the six months ended June 30, 2013. Principally as a result of improved operating performance during the second quarter, the fair value of Equus Energy increased $102,106 during this period.

Since the effective date of the acquisition of the well interests, Equus Energy has invested $509,036 in respect of three projects which, based on a report developed for Equus Energy by Lee Keeling & Associates, Inc., a Tulsa-based oil & gas engineering firm, collectively resulted in an estimated 20,000 additional barrel of oil equivalents (“BOE”) to Equus Energy’s proven developed reserves:

(i)	Recompletion of the Mahaffey #1 Gas Well in the Conger Field ($363,589). The recompletion of the Mahaffey #1 gas well to the Wolfcamp shale oil formation had been committed by the seller prior to the closing date of the acquisition by Equus Energy, and came on-line in January 2013. For the five-month period ended May 31, 2013 (the date of the latest revenue statement from the operator), the Mahaffey well generated, net to Equus Energy, approximately $104,000 and $75,000 in gross revenue and operating income, respectively.

(ii)	Drilling of the Hurta #4 Oil Well in the Needville Field ($137,087). The Hurta #4 well was drilled in February 2013 and came on-line in March 2013. Since being put into production until May 31, 2013 (the date of the latest revenue statement from the operator), this well has generated $80,564 and $67,246 in gross revenue and operating income, respectively. We expect that the production of this well will decline according to standard depletion curves applicable to similarly situated wells. In the future, the well may be recompleted to an additional zone.

(iii)	Recompletion of the Hurta #3 Oil Well in the Needville Field ($8,360). The Hurta #3 well was recompleted in late July, 2013 and is presently producing an average of approximately 12 barrels of oil per day net to Equus Energy. We expect that the production of this well will decline according to standard depletion curves applicable to similarly situated wells. In the future, the well may be recompleted to an additional zone.

•	Orco Property Group (“OPG”). The Fund initially invested in the bonds of Orco Germany S.A., a controlled subsidiary of OPG, in 2011, in exchange for 1,700,000 shares of the Fund’s common stock. In 2012, these bonds were converted into 1,573,666 ordinary shares of OPG and €1.2 million of OPG notes. 1,500,000 of the OPG shares were sold in October 2012 for cash proceeds of €3.8 million ($4.9 million based on the USD-EUR exchange rate on the date of settlement). This cash was in addition to the $1.6 million of cash the Fund received in June 2011 (as a result of the non-delivery of 2,518 of the Orco Germany bonds). As of October 2012, the Fund had received a total of approximately $6.5 million in cash as a result of this transaction ($4.9 million from the OPG share sale in October 2012, and $1.6 million in June 2011). The fair value of the OPG notes ($1.4 million) and the remaining 73,666 OPG shares ($0.2 million) increased by $29,779 to approximately $1.6 million during the second quarter of 2013, principally due to changes in the USD-EUR exchange rate.

Other significant events during the quarter included the following:

•	Sale of The Bradshaw Group, Inc. (“Bradshaw”). Equus invested in Series B preferred shares and warrants of Bradshaw in May 2000, and the Fund’s investment has been valued at $0 since 2002. In June 2013, the Fund realized capital losses of $1.8 million due to the sale by Bradshaw of all of its assets. The structure and pricing of the transaction was such that only senior security holders, which group did not include Equus, received any proceeds of the sale.

About Equus

The Fund is a business development company that trades as a closed-end fund on the New York Stock Exchange, under the symbol "EQS". Additional information on the Fund may be obtained from the Fund’s website at www.equuscap.com.

This press release may contain certain forward-looking statements regarding future circumstances. These forward-looking statements are based upon the Fund’s current expectations and assumptions and are subject to various risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements including, in particular, the risks and uncertainties described in the Fund’s filings with the SEC. Actual results, events, and performance may differ. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. Except as required by law, the Fund undertakes no obligation to release publicly any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The inclusion of any statement in this release does not constitute an admission by the Fund or any other person that the events or circumstances described in such statements are material.